June 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackboxstocks Inc.

Form 10-K for the fiscal year ended December 31, 2023

File No. 001-41051

Ladies and Gentlemen:

On behalf of Blackboxstocks Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 13, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Balance Sheets, page F-2

1.

We note that you include right of use lease assets within the subtotal of property and equipment. Explain why the presentation of right of use assets together with owned assets is appropriate considering they are subject to different risks. Refer to ASC 842-30-50-13.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes, for the following reasons, that the inclusion of the right of use assets as a line item within Property and Equipment is not likely to cause confusion for users of the financial statements. ASC 842-20-45-10 states that “… a lessee shall either present in the statement of financial position or disclose in the notes … operating lease right-of-use assets separately from each other and from other assets.” Pursuant to ASC 842-20-45-10, the Company presents the right of use assets and liabilities as separate line items on its balance sheet and differentiates between short-term and long-term liabilities. In addition, the Company appropriately discloses its accounting policies with respect to right of use assets and liabilities separately within Note 2 and Note 9. In light of the Staff’s comment, the Company will undertake to list right of use assets separately from Property and Equipment in future filings. The Company also respectfully advises the Staff that ASC 842-30-50-13 as cited by the Staff relates to accounting for Lessors.

Notes to Financial Statements, page F-6

2.	We note your disclosure elsewhere that you “maintain a growing base of members that spans over 40 countries.” Please revise to disclose geographic information pursuant to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the year ended December 31, 2023, entity wide disclosures under ASC 280-10-50-41 for revenues from external customers attributed to, and the amount of long-lived assets in, an individual foreign country were not disclosed because it was impracticable to do so and such amounts were not material. While the Company does not have complete information on the country of origin for all of its subscribers, the Company believes that over 90% of its revenues are attributable to U.S. based subscribers and no other single country has a material number of subscribers. The Company believes it is currently impractical to delineate the country of origin for all of its subscribers. Finally, as a SaaS based platform, the Company does not have any assets or operations outside of the U.S.

Note 2. Summary of Significant Accounting Policies, page F-8

3.

Please tell us why 2,400,000 Series B Convertible Preferred Shares are included as potential additional dilutive securities outstanding at December 31, 2023 considering your disclosure elsewhere that the Series B Stock was forfeited and cancelled by Evtec Group as of the date of the Forfeiture Agreement of November 28, 2023.

Response: The Company acknowledges that the 2,400,000 Series B Convertible Preferred Shares (the “Series B Shares”) were cancelled by the Company as of the date of the Forfeiture Agreement. As such, the 2,400,000 Series B Shares should have been excluded as a potentially dilutive security subsequent to November 28, 2023. The Company respectfully advises the Staff that it will undertake to ensure that future filings do not include the Series B Shares as potential additional dilutive securities, and notes that the Company properly excluded the Series B Shares as potential additional dilutive securities in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

4.

Please revise to disclose the conclusion of your principal executive officer and principal financial officer as to the effectiveness of disclosure controls and procedures based upon the full definition contained in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In this regard, your disclosure states that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic filings under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Tell us and revise to disclose whether your assessment also included whether your controls and other procedures were designed to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported timely. Also revise your evaluation of disclosure controls and procedures in the Form 10-Q for the quarterly period ended March 31, 2024, accordingly.

Response: The Company confirms that management’s conclusions set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 with respect to the Company’s disclosure controls and procedures were on the basis of the full definition of disclosure controls and procedures in Exchange Act rules 13a-15(e) and 15d-15(e). Specifically, the Company confirms that such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such information is accumulated and communicated the appropriate management on a basis that permits timely decisions regarding disclosure. Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such information is accumulated and communicated the appropriate management on a basis that permits timely decisions regarding disclosure.

The Company respectfully advises the Staff that it will undertake to ensure that future filings containing such disclosures will reflect management’s conclusion in regard to the Company’s disclosure controls and procedures as fully defined in Exchange Act Rules 12a-15(e) and 15d-15(e).

Management’s Annual Report on Internal Control Over Financial Reporting, page 32

5.

Please also identify the version of the COSO Framework (i.e., the 2013 framework) you used in your evaluation of the Company’s internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Response: The Company respectfully advises the Staff that its principal executive officer and principal financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. The Company respectfully advises the Staff that it will undertake to ensure that future filings containing such disclosures will, if applicable, identify the relevant version of framework upon which the evaluation is based.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely, /s/ Jeffrey M. McPhaul Jeffrey M. McPhaul

Cc:	Gust Kepler (President & Chief Executive Officer, Blackboxstocks Inc.)

Robert Winspear (Chief Financial Officer, Blackboxstocks Inc.)